# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yuanbao Inc., CIK 0001995520
CUSIP: 987910106
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001711985

## Reporting persons
- Northern Light Venture Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 26,995,478; shared voting power 0; sole dispositive power 26,995,478; shared dispositive power 0; aggregate amount beneficially owned 26,995,478 (13.9% of the class)
  Comment: Note to Row 5: 26,995,478 shares, except that Northern Light Partners V, L.P. ("DGP"), the general partner of Northern Light Venture Fund V, L.P. (NLVF V), and Northern Light Venture Capital V, Ltd. ("UGP"), the general partner of the DGP, may be deemed to have sole power to vote these shares, and Feng Deng ("Deng"), Yan Ke ("Ke") and Jeffrey D. Lee ("Lee"), the directors of the UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 26,995,478 shares, except that the DGP, the general partner of NLVF V, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 194,348,706 shares of Class A ordinary outstanding of Yuanbao Inc. (the "Issuer") as of October 20, 2025, as provided by the Issuer.
- Northern Light Strategic Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,111,460; shared voting power 0; sole dispositive power 2,111,460; shared dispositive power 0; aggregate amount beneficially owned 2,111,460 (1.1% of the class)
  Comment: Note to Row 5: 2,111,460 shares, except that the DGP, the general partner of Northern Light Strategic Fund V, L.P. ("NLSF V"), and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 2,111,460 shares, except that the DGP, the general partner of NLSF V, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 194,348,706 shares of Class A ordinary outstanding of Yuanbao Inc. (the "Issuer") as of October 20, 2025, as provided by the Issuer.
- Northern Light Partners Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 341,603; shared voting power 0; sole dispositive power 341,603; shared dispositive power 0; aggregate amount beneficially owned 341,603 (0.2% of the class)
  Comment: Note to Row 5: 341,603 shares, except that the DGP, the general partner of Northern Light Partners Fund V, L.P. ("NLPF V"), and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 341,603 shares, except that the DGP, the general partner of NLPF V, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 194,348,706 shares of Class A ordinary outstanding of Yuanbao Inc. (the "Issuer") as of October 20, 2025, as provided by the Issuer.
- Northern Light Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 29,448,541; shared voting power 0; sole dispositive power 29,448,541; shared dispositive power 0; aggregate amount beneficially owned 29,448,541 (15.2% of the class)
  Comment: Note to Row 5: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. The DGP, the general partner of NLVF V, NLSF V and NLPF V, may be deemed to have sole power to vote these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. The DGP, the general partner of each of NLVF V, NLSF V and NLPF V, may be deemed to have sole power to dispose of these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 194,348,706 shares of Class A ordinary outstanding of Yuanbao Inc. (the "Issuer") as of October 20, 2025, as provided by the Issuer.
- Northern Light Venture Capital V, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 29,448,541; shared voting power 0; sole dispositive power 29,448,541; shared dispositive power 0; aggregate amount beneficially owned 29,448,541 (15.2% of the class)
  Comment: Note to Row 5: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. The UGP is the general partner of the DGP, the general partner of each of NLVF V, NLSF V and NLPF V, and may be deemed to have sole power to vote these shares, except the DGP, the general partner of each of NLVF V, NLSF V and NLPF V, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. The UGP is the general partner of the DGP, the general partner of each of NLVF V, NLSF V and NLPF V, and may be deemed to have sole power to dispose of such shares, except the DGP, the general partner of each of NLVF V, NLSF V and NLPF V, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 194,348,706 shares of Class A ordinary outstanding of Yuanbao Inc. (the "Issuer") as of October 20, 2025, as provided by the Issuer.
- Feng Deng: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 29,448,541; shared voting power 0; sole dispositive power 29,448,541; shared dispositive power 0; aggregate amount beneficially owned 29,448,541 (15.2% of the class)
  Comment: Note to Row 5: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. Deng is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF V, NLSF V and NLPF V, and may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. Deng is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF V, NLSF V and NLPF V, and may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 194,348,706 shares of Class A ordinary outstanding of Yuanbao Inc. (the "Issuer") as of October 20, 2025, as provided by the Issuer.
- Yan Ke: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 29,448,541; shared voting power 0; sole dispositive power 29,448,541; shared dispositive power 0; aggregate amount beneficially owned 29,448,541 (15.2% of the class)
  Comment: Note to Row 5: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. Ke is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF V, NLSF V and NLPF V, and may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. Ke is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF V, NLSF V and NLPF V, and may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 194,348,706 shares of Class A ordinary outstanding of Yuanbao Inc. (the "Issuer") as of October 20, 2025, as provided by the Issuer.
- Jeffrey D. Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 29,448,541; shared voting power 0; sole dispositive power 29,448,541; shared dispositive power 0; aggregate amount beneficially owned 29,448,541 (15.2% of the class)
  Comment: Note to Row 5: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. Lee is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF V, NLSF V and NLPF V, and may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 29,448,541 shares, of which 26,995,478 shares are beneficially owned by NLVF V, 2,111,460 shares are beneficially owned by NLSF V, and 341,603 shares are beneficially owned by NLPF V. Lee is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF V, NLSF V and NLPF V, and may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 194,348,706 shares of Class A ordinary outstanding of Yuanbao Inc. (the "Issuer") as of October 20, 2025, as provided by the Issuer.

## Item 1. Issuer
Name of issuer: Yuanbao Inc.
Address of issuer's principal executive offices: Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, China, 100101

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Northern Light Venture Fund V, L.P., a Cayman Islands exempted limited partnership ("NLVF V"); (ii) Northern Light Strategic Fund V, L.P., a Cayman Islands exempted limited partnership ("NLSF V"); (iii) Northern Light Partners Fund V, L.P., a Cayman Islands exempted limited partnership ("NLPF V"); (iv) Northern Light Partners V, L.P., a Cayman Islands exempted limited partnership (the "DGP"); (v) Northern Light Venture Capital V, Ltd., a Cayman Islands exempted company (the "UGP"); (vi) Feng Deng ("Deng"), a citizen of the United States, (vii) Yan Ke ("Ke"), a citizen of the United States, and (viii) Jeffrey D. Lee ("Lee"), a citizen of the United States. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Northern Light Venture Capital
2744 Sand Hill Road, Suite 100
Menlo Park, CA 94025
Citizenship: NLVF V, NLSF V, NLPF V and the DGP are Cayman Islands exempted limited partnerships. The UGP is a Cayman Islands exempted company. Lee, Deng and Ke are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of each of NLVF V, NLSF V, NLPF V and the DGP, and the memorandum and articles of association of the UGP, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner or director.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Ordinary shares of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: November 10, 2025

Northern Light Venture Capital V, Ltd.

By: /s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners V, L.P.

By: Northern Light Venture Capital V, Ltd.,
Its General Partner

By: /s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Venture Fund V, L.P.

By: Northern Light Partners V, L.P.,
Its General Partner

By: Northern Light Venture Capital V, Ltd.,
Its General Partner

By: /s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Strategic Fund V, L.P.

By: Northern Light Partners V, L.P.,
Its General Partner

By: Northern Light Venture Capital V, Ltd.,
Its General Partner

By: /s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

Northern Light Partners Fund V, L.P.

By: Northern Light Partners V, L.P.,
Its General Partner

By: Northern Light Venture Capital V, Ltd.,
Its General Partner

By: /s/ Jeffrey D. Lee
Jeffrey D. Lee, Director

/s/ Feng Deng
Feng Deng

/s/ Yan Ke
Yan Ke

/s/ Jeffrey D. Lee
Jeffrey D. Lee

## Signatures
- Northern Light Venture Fund V, L.P.: /s/ Jeffrey D. Lee, Jeffrey D. Lee, Director of the General Partner of the General Partner (11/10/2025)
- Northern Light Strategic Fund V, L.P.: /s/ Jeffrey D. Lee, Jeffrey D. Lee, Director of the General Partner of the General Partner (11/10/2025)
- Northern Light Partners Fund V, L.P.: /s/ Jeffrey D. Lee, Jeffrey D. Lee, Director of the General Partner of the General Partner (11/10/2025)
- Northern Light Partners V, L.P.: /s/ Jeffrey D. Lee, Jeffrey D. Lee, Director of the General Partner (11/10/2025)
- Northern Light Venture Capital V, Ltd.: /s/ Jeffrey D. Lee, Jeffrey D. Lee, Director (11/10/2025)
- Feng Deng: /s/ Feng Deng, Feng Deng (11/10/2025)
- Yan Ke: /s/ Yan Ke, Yan Ke (11/10/2025)
- Jeffrey D. Lee: /s/ Jeffrey D. Lee, Jeffrey D. Lee (11/10/2025)